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                                                                  Exhibit 99.1


               VIVENDI UNIVERSAL ISSUES PRESS RELEASE CONCERING AN
                  OPEN LETTER TO THE EMPLOYEES OF CANAL+ GROUP

Paris, February 6, 2003 - Vivendi Universal (Paris Bourse: EX FP; NYSE:V) issued the following statement today:

Below is a letter from Jean-Rene Fourtou, Chairman and Chief Executive Officer of Vivendi Universal, that was sent out today to the employees of Canal+ Group.

Letter from Jean-Rene Fourtou to Canal+ Group employees
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A great wave of rumors and attacks is currently seeking to damage the image of
Canal+ Group and put its future in doubt. As a shareholder, I want to express my determination to support the group.

Canal+ is not up for sale, and it retains its place in Vivendi Universal. The debt reduction that is indispensable for Vivendi Universal will be brought about by the disposal of other assets. I can announce right now that the Canal+ IPO envisaged last July is no longer on the agenda.

The restructuring of the Canal+ Group announced in July 2002 is more valid than ever. It is a two-part plan: restructuring of the television activities in France, on which we are going to focus our efforts; and the disposal of most of the other activities, especially those outside France, when the moment is ripe and under the best possible conditions.

I have every confidence in Canal+, which has some tremendous strengths. Eighteen years after its launch, the Canal+ premium channel has nearly 4.5 million subscribers. The channel may have lost a net total of 70,000 subscribers in 2002, but 400,000 new households signed up. As for CanalSatellite, it earned 200,000 new subscribers in 2002 and now has a total of more than 2 million.

This shows that Canal+ and its themed channels are very attractive and have a strong capacity to build loyalty.

Canal+ has been a preferred partner of the soccer world since its creation in 1984, and it will maintain that position. The same is true for the film industry. We are doing everything to make sure things stay that way for the future.

But it is vital that Canal+ restructure, improve its productivity, and rethink its editorial line. Everyone is now in agreement on these points.


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This is the backdrop against which I have asked Bertrand Meheut to take over the chairmanship of Canal+ Group. I will support the management team in both its organizational and editorial decisions.

I know the capacities of Bertrand Meheut as an entrepreneur and a manager. I know he is totally upright and capable of bringing together teams and motivating them, and of creating a new growth dynamic.

At tomorrow's Supervisory Board meeting, the need to unify management is going to lead to the departure of Xavier Couture, with his full agreement. I am very happy with the spirit of responsibility that has reigned on all sides during the installation of these changes to General Management. I want to tell you that, throughout the past months, I have greatly appreciated the commitment and courage of Xavier Couture, and would like to thank him personally.

The Canal+ Group is more than capable of achieving brilliant success. That success will be equal to the motivation and enthusiasm of each and every one of you.


With my sincere regards


                                                               Jean-Rene Fourtou




Important Disclaimer:

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that certain disposals described above will not be finalized; that the reduction of the debt of Canal+ expected to be reached as a result of the sales and/or restructurings will not materialize in the manner described above; that Canal+ and/or Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition may slow customer growth, limit or reduce revenue and/or income or result in higher costs of acquiring new customers or providing new services; that Vivendi Universal and/or Canal+ will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; that Canal+ and/or Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Canal+ and/or Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.

CONTACTS:

Paris
Media
Antoine Lefort
+33 (1) 71.71.1180
Alain Delrieu
+33 (1).71.71.1086
New York
Anita Larsen
+(1) 212.572.1118